

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 16, 2007

John Voris, Chief Executive Officer
HAPC, Inc.
350 Madison Avenue, 20th Floor
New York, NY 10017

Re: **HAPC, Inc.**
Amendment No. 3 to Proxy Statement on Schedule 14A
Filed June 14, 2007
File No. 000-51902

Dear Mr. Voris,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated May 22, 2007 that you could sell additional warrants to raise money if you needed additional funds. Since the terms are not determinable, please revise to clarify that they could include terms that would negatively impact your current securities. Also, you disclose that if you were to borrow funds that the possibility of claims against the trust account is "remote." You do not disclose that you would require waivers as a term of any loan. As such, please disclose the basis for your use of the term "remote" and clarify if you are required to obtain waivers based on the disclosure in your initial public offering prospectus.

Background of the Acquisition, page 28

2.   We note your response to comment three of our letter dated May 22, 2007 and the additional disclosure on pages 29 and 32. Please revise to disclose all the incentives FTN had in this transaction, including the deferred compensation and the option to purchase your securities. Also, please revise to clearly disclose that you have did not decide to pay $1 million to FTN or enter into a payment agreement until after you received the services of FTN. Clarify if you were obligated to enter into the agreement that now entitles FTN to $1 million.

3.   In connection with your response to comment three, we note the disclosure that stockholders could "misinterpret" the initial offering prospectus. The conclusion that such view is incorrect is not one you should make in this document. Please revise accordingly. As noted in our prior comment provide clear disclosure that an investor reading the prospectus may have a different interpretation of the noted language and that the payment of advisory fees to FTN may be determined by reasonable investors to be inconsistent with the representations made in the prospectus. Add clear disclosure throughout the proxy statement and add a risk factor addressing any potential risks to the company as a result. We may have further comment.

4.   We reissue comment five of our letter dated May 22, 2007. Specifically name the business contact at Bank of America that was contacted by Ms. Enright's husband. Specify when this contact occurred and disclose how the parties knew each other. Clarify whether there were any prior contacts with this business contact. Provide a more detailed timeline of the contacts between the parties. We may have further comment.

Acquisition Financing, page 35

5.   We note your response to comment 10 of our letter dated May 22, 2007. Please revise to clarify if you have discussed the material terms that are not yet determined and clarify when the definitive terms are expected to be determined. Also, clarify how each one will be determined in good faith. For instance, there will be maximum capital expenditures to be determined. Clarify if those will be a percentage over what the current capital expenditures are. Also, will the EBITDA floor be based on current EBITDA levels?

6.   We note your response to comment 11 of our letter dated May 22, 2007. We also note the removal of the disclosure that "HAPC does not expect that it will be able to pay the remaining principal and interest due at maturity." Please explain why that disclosure was removed. Also, please disclose the basis for believing you could refinance and explain why your historical performance is an indication you could refinance.

The Stock Purchase Agreement, page 38

7.   In connection with the preceding comment, please revise the disclosure on page
        39 to specifically discuss the result that would occur if you are not able to
        refinance the debt.

Legal Proceedings, page 67

8.   We note your response to comment 12 of our letter dated May 22, 2007. We note
        you have revised the case names and removed disclosure of plaintiffs' names.
        Considering such information has been disclosed in your previous amendments, it
        appears to already be public. As such, please revise to reinsert the plaintiffs'
        names throughout this section. To the extent the names of parties to a lawsuit
        (plaintiff or defendant) are filed in public court documents, they should be
        disclosed here. Also, revise to update if you have been named a defendant to the
        last action discussed in this section. Lastly, please revise to disclose an estimate
        of the dollar amount of damages being sought in the Deline case.

InfuSystem Executive Compensation and other Information, page 85

9.   We note that individual officer performance is one of the factors considered in
        making executive compensation decisions. Please discuss how the specific forms
        of compensation are structured and implemented to reflect each named executive
        officer's individual performance and/or individual contribution to these items of
        the registrant's performance, describing the elements of individual performance
        and/or contribution that are taken into account. See Item 402(b)(2)(vii) of
        Regulation S-K.

10.   We note the statement that you set base salary at levels that are competitive with
        compensation at similarly situated companies. Clarify what you mean by
        competitive. It appears that you benchmark compensation against these
        companies. If you do benchmark, either total or individual elements, of
        compensation against comparable companies, identify these comparable
        companies. Also, clarify how you benchmark, such as whether you set a specific
        percentile or range for total or individual compensation. See Item 402(b)(2)(xiv)
        of Regulation S-K.

11.   Discuss in greater detail how the various factors you consider result in the
        determination of the base salary. For example, discuss the compensation surveys
        and data sources and how they are used in determining base salary. Also, explain
        the reasons for the increases in the base salaries from 2005 to 2006.

12.   We note that you have not provided a quantitative discussion of the terms of the
        necessary targets to be achieved for your named executive officers to earn their
        sales commissions and the performance targets under the management incentive

plan. Please discuss the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why such disclosure is not required. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Also provide the performance targets for 2007 that were established at the beginning of the year.

13.   Provide more discussion and analysis of the management incentive plan. Clarify how the payments are determined, the factors considered, whether there are threshold and maximum levels, etc. See Item 402(b)(1)(v) of Regulation S-K.

14.   Discuss the retirement plan(s) available to the named executives. We note the company's contributions in all other compensation to the summary compensation table.

15.   We note the change in control agreements. Discuss why you pay what you pay and why these triggering events were chosen. See Item 402(b)(2)(xi) of Regulation S-K.

16.   Discuss any planned changes to the compensation as a result of the proposed transaction with HAPC. See Instruction 2 to Item 402(b) of Regulation S-K.

Executive Compensation Tables, page 89

17.   The disclosure in footnote three regarding the automotive allowance is inconsistent with the disclosure in the 2006 perquisites table. Please reconcile.

18.   Revise the outstanding equity awards table to state the vesting dates of the options and stock awards. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

19.   Clarify the specific amount that will be payable to each named executive officer pursuant to the 2007 plan if the transaction with HAPC closes. Quantify and disclose any other payments or benefits that will be received (including accelerated vesting) as a result of the transaction with HAPC.

Dissolution and Liquidation if No Business Combination, page 110

20.   We note your response to comment 16 of our letter dated May 22, 2007. We also note that you have over $200,000 not covered by waivers. In the event of liquidation, it is still not clear how you would be able to satisfy those obligations. You disclose that Mr. McDevitt will fund the liabilities directly and the dissolution. Please revise to clarify if McDevitt is able to satisfy the outstanding liabilities and the liquidation expenses.

Security Ownership of Certain Beneficial Owners and Management, page 142

21.   Disclose the amount and percent that would be held when considering the warrants. In addition, the percent for each person should be based upon the total common stock outstanding and the warrants held by that individual, not based upon the total number of warrants outstanding. Please refer to Rule 13d-3 of the Exchange Act of 1934.

Annex C

22.   We reissue comment 21 of our letter dated May 22, 2007.

* * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to David Walz at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Martina Broshahan
Fax No. 212-309-6001